Proxy Statement
                    Pursuant to Section 14(a) of the
                     Securities Exchange Act of 1934
                           (Amendment No. ____)

Filed by the Registrant (x)
Filed by a Party other than the Registrant(   )

Check the appropriate box:

( )   Preliminary Proxy Statement
( )   Confidential, for Use of the Commission Only (as
      permitted by Rule 14a-6(e)(2))
(X)   Definitive Proxy Statement
( )   Definitive Additional Materials
( ) Soliciting Material Pursuant to Rule 240.14a-11(c) or Rule 240.14a-12

                   Network Systems International, Inc.
           (Name of Registrant as Specified In Its Charter)

Name of Person(s) Filing Proxy Statement, if other than the Registrant:

Payment of Filing Fee (Check the appropriate box):
(X)  No fee required.
( )  Fee computed on table below per Exchange Act Rules
     14a-6(i)(1) and 0-11.

     1) Title of each class of securities to which transaction applies:

     2) Aggregate number of securities to which transaction applies:

     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act
        Rule 0-11 (set forth the amount on
        which the filing fee is calculated and state how it was determined):

     4) Proposed maximum aggregate value of transaction:

     5) Total fee paid:

( )    Fee paid previously with preliminary materials.
( ) Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the
       Form or Schedule and the date of its filing.

     1)   Amount Previously Paid
     2)   Form, Schedule or Registration Statement No.:
     3)   Filing Party:
     4)   Date Filed:


                   NETWORK SYSTEMS INTERNATIONAL, INC.
                           200 North Elm Street
                    Greensboro, North Carolina  27401


                NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                        TO BE HELD MARCH 1, 2000


TO THE STOCKHOLDERS OF NETWORK SYSTEMS INTERNATIONAL, INC.:


      NOTICE  IS  HEREBY  GIVEN that the Annual  Meeting  of
Stockholders of Network Systems International, Inc., a Nevada corporation (the "Company"), will be held on March 1, 2000, at 11:00 A.M. local time at 200 North Elm Street, Greensboro, North Carolina for the following purposes:

1. To elect five (5) directors to serve for the ensuing year and until their successors are elected and have qualified, or until such director's earlier death, resignation or removal.

2. To consider and act upon a proposal to adopt the Network Systems International, Inc. and Subsidiaries Long
     Term Stock Incentive Plan.

3. To ratify the selection of KPMG LLP as independent auditors of the Company for its fiscal year ending
     September 30, 2000.

4. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

      The Board of Directors has fixed the close of business on January 19, 2000, as the record date for the determination of stockholders entitled to notice of and to vote at this Annual Meeting and at any adjournment or postponement thereof.

                          By  Order  of  the  Board  of  Directors

                          /s/ Michael T. Spohn

                          Michael T. Spohn
                          Secretary

Greensboro, North Carolina
January 28, 2000



Greensboro, North Carolina
January 28, 2000

      ALL STOCKHOLDERS are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy as promptly as possible in order to ensure your representation at the meeting. Even if you have given your proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain from the record holder a proxy issued in your name.


             NETWORK SYSTEMS INTERNATIONAL, INC.
                    200 North Elm Street
              Greensboro, North Carolina 27401
                       (336) 271-8400

                       PROXY STATEMENT

             For Annual Meeting of Stockholders
                        March 1, 2000

       INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

      The enclosed proxy is solicited on behalf of the Board of Directors of Network Systems International, Inc., a Nevada corporation, (the "Company"), for use at the Annual Meeting of Stockholders to be held on March 1, 2000 at 11:00 am local time (the "Annual Meeting"), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting. The Annual Meeting will be held at 200 North Elm Street, in Greensboro, North Carolina. The Company intends to mail this proxy statement and accompanying proxy card on or about February 1, 2000 to all stockholders entitled to vote at the Annual Meeting. Holders of the Company's common stock, par value $.001 per share (the "Common Stock") are entitled to one vote per share on the matters to be considered at this Annual Meeting.

SOLICITATION

      The Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing and mailing of this proxy statement, the proxy and any additional information furnished to stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of Common Stock beneficially owned by others to forward to such beneficial owners. The Company may reimburse persons representing beneficial owners of Common Stock for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram or personal solicitation by directors, officers or other regular employees of the Company. No additional compensation will be paid to directors, officers or other regular employees for such services.

VOTING RIGHTS AND OUTSTANDING SHARES

      Only holders of record of Common Stock at the close of business on January 19, 2000 will be entitled to notice of and to vote at the Annual Meeting. At the close of business on January 19, 2000 the Company had outstanding and entitled to vote 7,803,154 shares of Common Stock.

     Each holder of record of Common Stock on such date will be entitled to one vote for each share held on all matters to be voted upon at the Annual Meeting. The Common Stock will vote together on all matters contained in this Proxy Statement as one class. A majority of the outstanding shares will constitute a quorum for the transaction of business at the Annual Meeting. Directors will be elected by a plurality of the votes cast by the holders of shares entitled to vote at the Annual meeting, provided a quorum is present. All other corporate action by vote of the stockholders shall be authorized by a majority of the votes cast by the holders of shares entitled to vote on such matters at the Annual Meeting, provided a quorum is present. Cumulative voting is not allowed.

      All votes will be tabulated by the inspector of elections appointed for the meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. Abstentions will be counted towards the votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Abstentions and broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether a matter has been approved.

REVOCABILITY OF PROXIES

     Any person giving a proxy pursuant to this solicitation has the power to revoke it at any time before it is voted. It may be revoked by filing with the Secretary of the
Company at the Company's principal executive office, 200 North Elm Street, Greensboro, North Carolina 27401, a written notice of revocation or a duly executed proxy bearing a later date, or it may be revoked by attending the meeting and voting in person. Attendance at the meeting will not, by itself, revoke a proxy.

STOCKHOLDER PROPOSALS

      Proposals which stockholders intend to present at the Company's 2001 Annual Meeting of Stockholders and wish to have included in the Company's proxy materials pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, must be received by the Company no later than September 30, 2000. If a proponent fails to notify the Company by December 14, 2000 of a non-Rule 14a-8 stockholder proposal which it intends to submit at the Company's 2001 Annual Meeting of Stockholders, the proxy solicited by the Board of Directors with respect to such meeting may grant discretionary authority to the proxies named therein to vote with respect to such matter.

                         PROPOSAL 1
                    ELECTION OF DIRECTORS

      The Company's By-Laws provide that the Board of Directors of the Company shall consist of from one to ten directors, as determined by resolution of the Board from time to time. During fiscal 1999, the Company's Board consisted of the following seven directors: Robbie M. Efird, E. W. "Sonny" Miller, Jr., David F. Christian, Christopher N. Baker, Rick Tuberosa, Carlton Joseph Mertens and Michael T. Spohn. On August 17, 1999, Rick Tuberosa resigned as a member of the Board. The position on the Board formerly held by Mr. Tuberosa has not yet been replaced. On January 19, 2000, the Board set the number of directors at five effective at the 2000 Annual Meeting. At the 2000 Annual Meeting, five directors are to be elected to serve until the 2001 Annual Meeting of Stockholders and until their respective successors have been duly elected and qualified, or until any director's earlier death, resignation or removal.

      Shares represented by executed proxies will be voted, if authority to do so has not been withheld, for the election of the five nominees listed below. In the event any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose. Each person nominated for election has agreed to serve if elected, and management has no reason to believe that any nominee will be unable to serve.

      Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote.
NOMINEES

      At the time of the Annual Meeting, if any of the nominees named below is not available to serve as a director (an event which the Board of Directors does not now anticipate), the proxies will be voted for the election as directors of such other person or persons as the Board of Directors may designate, unless the Board of Directors, in its discretion, adopts a resolution reducing the number of directors.

     The Board of Directors has nominated the persons listed below for election as directors. Three of the nominees are presently directors of the Company. These nominees are Robbie M. Efird, Christopher N. Baker and Carlton Joseph Mertens. The other two nominees, Joseph M. Brower and Olin
H. Broadway, Jr., are to become directors contingent upon stockholders' approval. Set forth below are the names and ages of each of the nominees, the principal occupation of each, the year in which first elected a director of the Company, the business experience of each for the past five years and certain other information concerning each of the nominees.

Name of Nominee       Age   Principal Occupation       Director Since

Robbie M. Efird        36   Chairman of the Board      1986
                            and Chief Executive
                            Officer,
                            Network Systems
                            International, Inc.

Christopher N. Baker   39   President and Chief        1999
                            Operating Officer,
                            Network Systems
                            International, Inc.

Carlton Joseph Mertens 34   President and Chief        1999
                            Operating Officer,
                            Savoir Technology Group,
                            Inc.

Joseph M. Brower       40   Managing Director          Nominee
                            Soles Brower Smith & Co.

Olin H. Broadway, Jr.  63   Chief Executive Officer    Nominee
                            and President, BroadNet

     Robbie M. Efird has served as a director of the Company and its predecessors since August, 1986. In addition, Mr. Efird has served as Chairman of the Board and Chief Executive Officer of the Company since June 1994. He joined Network Information Services, Inc. in 1986 and immediately initiated the design and development of the Textile Management System (TMS). The Company sold TMS in the manufacturing market space from 1986 until 1989. In 1990, Mr. Efird initiated the next generation of proprietary software products and guided the analytical research, design, development, quality assurance, packaging, and sales strategies for new markets. This new product formed the foundation for the net collectionT, one of the company's current brands of software products. Mr. Efird is a Magna Cum Laude graduate of DeVry Institute of Technology in Atlanta, Georgia, and attended the Masters in Business Administration program at the University of North Carolina in Greensboro, N.C.

      Christopher N. Baker has served as a director of the Company since 1999. In addition, Mr. Baker has served as President and Chief Operating Officer of the Company since April 1999. From 1985 to 1991, he held various accounting and manufacturing positions with Pillowtex Corporation including Executive Vice President-Manufacturing from 1988 to 1991. Mr. Baker served as Vice President of Operations of The Company Store from 1991 to 1993. He rejoined Pillowtex Corporation in 1993 serving in several senior executive positions including President of Operations for the corporation. Mr. Baker served on the Board of Directors and the Executive Committee for Pillowtex Corporation from 1995 until 1998. Mr. Baker holds a Bachelor of Science in Accounting with High Honors from the University of Southern Mississippi and is a Certified Public Accountant.

      Carlton Joseph Mertens has served as a director of the Company since 1999. Mr. Mertens, President and Chief Operating Officer of Savoir Technology Group, Inc., received his B.B.A. in Marketing from the University of Texas at Austin. From 1984 to 1997, Mr. Mertens held numerous sales and management positions with Star Data Systems/Sirius Computer Solutions. In 1991, he was named as Executive Vice President of the company, with primary responsibility for the wholesale and distribution divisions. In 1997, after the sale of wholesale and distribution divisions of the company, Mr. Mertens was named as President and Chief Executive Officer of Business Partner Solutions, a subsidiary of Savoir Technology Group. During 1999, he became President and Chief Operating Officer of Savoir Technology Group. Mr. Mertens is member of the Board of Directors for Savoir Technology Group, Inc. and serves on the IBM Distributor Advisory Council.

     Joseph M. Brower is a Board nominee. Mr. Brower is a founding member and Managing Director of Soles Brower Smith & Company. From 1986 to 1988, he served as Vice President in the Investment Banking Group of First Union National Bank. Mr. Brower was a Vice President in the High Yield Origination Group of Citicorp Securities Markets, Inc. from 1988 to 1990. He joined Samuel Montagu U.S./Midland Bank PLC as a Director in the U.S. Private Placement Group where he served until 1994. In 1994, he and a partner formed Soles Brower Smith & Company. Mr. Brower earned a Bachelor of Arts with Distinction in Economics from the University of Virginia and a Masters in Business Administration from the Darden Graduate School of the University of Virginia.

     Olin H. Broadway, Jr. is a Board nominee. Mr. Broadway is the founder, Chief Executive Officer and President of BroadNet, Inc. In 1981, he was a founding member of Broadway & Seymour, Inc. where he served as its Chief Executive Officer until 1990. Mr. Broadway was Chairman and Chief Executive Officer of Egret Holdings/Osprey Systems, Inc. from 1992 to 1996. In 1996, he founded BroadNet, Inc. which serves as a holding company for firms who provide software solutions to the financial sector. Mr. Broadway has over 30 years experience in the technology industry and has been instrumental in the founding of numerous companies that serve the industry. He is a graduate of Wake Forest University where he earned a Bachelor of Science degree in Mathematics.

CURRENT DIRECTORS NOT NOMINATED FOR RE-ELECTION

Three of the current directors of the Company, E. W. "Sonny" Miller, Jr., David F. Christian and Michael T. Spohn, are not nominated for re-election due to a determinations that it would be in the best interests of the Company and its Stockholders to maximize the number of directors who are not employed or former employees of the Company. Set forth below are the names and ages of each of the listed individuals, the principal occupation of each, the year in which first elected a director of the Company, the business experience of each for the past five years and certain other information concerning each of the nominees.

Name of Nominee            Age  Principal Occupation       Director Since

E.W. "Sonny" Miller, Jr.   57   Consultant 1999, Former    1985
                                Senior VP of
                                Sales/Marketing 1985 -
                                1999, Network Systems
                                International, Inc.

David F. Christian         45   VP of Research &           1990
                                Development,
                                Network Systems
                                International, Inc.

Michael T. Spohn           31   Chief Financial Officer,   1999
                                Network Systems
                                International, Inc.

E. W. "Sonny" Miller, Jr.: From 1961 to 1966 Mr. Miller was employed as the Director of Information Systems for the National Bank of Fort Benning, Fort Benning, Georgia. In 1964, Mr. Miller took a position with Fieldcrest Mills, Inc. as its Corporate Systems Coordinator where he served until 1968. Thereafter, Mr. Miller was employed as Corporate Manager of In Plant Systems for Burlington Industries, Inc. from 1968 until 1971. From 1971 until 1980 Mr. Miller served as Corporate Systems Manager for Texfi Industries in Greensboro, North Carolina. In mid 1980 Mr. Miller was appointed Director of Management Information Services for Flynt Fabrics, Inc. and thereafter, in 1982, Mr. Miller held the same position with TiCaro, Inc. until 1985. In early 1985 Mr. Miller established Sonny Miller and Associates as a free lance contract programmer for the manufacturing industry. Later in the year, Mr. Miller incorporated his business under the name of Network Information Services, Inc. Mr. Miller had served as Director and Senior Vice President of Sales and Marketing for the Company from 1985 until 1999. In 1999, Mr. Miller became an independent consultant for the Company. Mr. Miller attended the University of Georgia in Columbus, Georgia.

David Christian: Mr. Christian was employed by Spencer's, a children's clothing manufacturer from 1972 until 1975. From 1975 until 1979, Mr. Christian served in various management positions for a restaurant chain and subsequently held a management position with Davidson's, a multi-state wholesale distributor of sporting goods. From 1989 until
1990, Mr. Christian served as manager of CEW Imports.   In
1990, Mr. Christian joined the Company as Director of Product Development and is now Vice President of Research
and  Development for  the Network  Systems  Division.   Mr.
Christian is a graduate of the Electronic Computer Programming Institute in Greensboro, North Carolina.

Michael Spohn: Mr. Spohn has served as a director of the Company since 1999. In addition, Mr. Spohn has served as Chief Financial Officer of the Company since July 1998. Previous to this, Mr. Spohn was an audit manager with BDO Seidman, LLP, a national accounting and consulting organization and a member firm of BDO International from 1993 until June 1998. Mr. Spohn received his Bachelor of Science in Finance from the University of North Carolina at Greensboro and holds a Bachelor of Science in Accounting from High Point University and is Certified Public Accountant.

BOARD COMMITTEES AND MEETINGS

      During the fiscal year ended September 30, 1999 the Board held 5 regularly scheduled and/or specially called meetings. The Board has an Audit Committee, Compensation
Committee and an Executive Committee. All directors attended at least 75 percent of all meetings of the Board and of their respective Committees during fiscal year1999.

       The Audit Committee meets with the Company's independent auditors at least annually to review the results of the annual audit and discuss financial statements; to review financial and auditing issues of the Company; to recommend to the Board whether the independent auditors should be retained; to receive and consider the accountant's comments as to controls, adequacy of staff and management performance and procedures in connection with audit and financial controls and makes recommendations to the Board. The members of the Audit Committee for fiscal year 1999 were Christopher N. Baker, Carlton Joseph Mertens and Rick Tuberosa. On August 17, 1999, Rick Tuberosa resigned as a director of the Company and as a member of the Audit
Committee.    The  Company will fill Mr.  Tuberosa's  former
position on the Audit Committee with an outside director prior to the Audit Committee's first meeting for fiscal year 2000. The Audit Committee held one meeting during the year on November 15, 1999.

     The purpose of the Board's Compensation Committee is to meet annually to review the annual cash and non-cash compensation of officers and other key associates of the Company, bonuses for associates and other remuneration considerations, and to make recommendations to the Board. Current members of the Compensation Committee are Robbie M. Efird, Christopher N. Baker and Carlton Joseph Mertens. The committee held one meeting during fiscal year1999.

      The Board's Executive Committee meets to discuss the Company's progress in meeting the goals of its published business plan and makes recommendations to the Board as to actions deemed appropriate and necessary to fulfill the established goals. The Committee currently includes Robbie
M. Efird, Christopher N. Baker, Michael T. Spohn, E.W. "Sonny" Miller, Jr. and David F. Christian. The Committee met on four occasions during the Company's 1999 fiscal year.

The Company does not have a nominating committee.

The Board of Directors recommends that you vote FOR each of the nominees

                         PROPOSAL 2

         ADOPTION OF LONG-TERM STOCK INCENTIVE PLAN

In April 1999, the Board of Directors of the Company adopted, subject to stockholder approval, the Company's Long-Term Stock Incentive Plan (the "Stock Incentive Plan"). The
purposes  of  the  Stock  Incentive  Plan  are  to   closely
associate the interests of the key associates (management and certain other employees) of the Company and its adopting
subsidiaries  with  the  stockholders  by  reinforcing   the
relationship between participants' rewards and stockholder gains, to provide key associates with an equity ownership in
the  Company  commensurate  with  Company  performance,   as
reflected  in  increased  stockholder  value,  to   maintain
competitive compensation levels, and to provide an incentive
to   key  associates  for  continuous  employment  with  the
Company.

The   following  is  a  summary  description  of  the  Stock
Incentive Plan and is qualified in its entirety by reference to the full text of the Stock Incentive Plan, which is attached hereto as Exhibit A.

Under the Stock Incentive Plan, the Company may grant (i) incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and (ii) options that are not qualified as incentive stock options ("nonqualified stock options").

Executive officers, management and other employees of the Company capable of making a substantial contribution to the success of the Company are eligible to participate in the Stock Incentive Plan.

The Stock Incentive Plan is administered by a Committee consisting of three members appointed by the Board of Directors of the Company (the "Committee"). The Committee, in its sole discretion, has the authority to: (i) designate the key associates or classes of key associates eligible to participate in the Stock Incentive Plan; (ii) to grant awards provided in the Stock Incentive Plan in the form and amount determined by the Committee; (iii) to impose such limitations, restrictions and conditions upon any such award as the Committee shall deem appropriate; and (iv) to interpret the Stock Incentive Plan.

The maximum aggregate number of shares of Common Stock available for issuance under the Stock Incentive Plan is 500,000 shares. The market value of a share of Common Stock underlying the options was $ 3.875 as of January 19, 2000. The shares of Common Stock available for issuance under the Stock Incentive Plan are subject to adjustment for any stock dividend or distribution, recapitalization, merger, consolidation, split-up, combination, exchange of shares or the like. Shares issued may consist in whole or in part of authorized but unissued shares or treasury shares. Shares tendered by a participant as payment for shares issued upon exercise of an option shall be available for issuance under the Stock Incentive Plan. Any shares of Common Stock subject to an option which for any reason is terminated unexercised or expires shall again be available for issuance under the Stock Incentive Plan.

Subject to the provisions of the Stock Incentive Plan, the Committee may award incentive stock options and nonqualified stock options and determine the number of shares to be covered by each option, the option price therefor and the conditions and limitations applicable to the exercises of the option. Each option shall be exercisable at such times and subject to such terms and conditions as the Committee may specify in the applicable award or thereafter.

Incentive stock options granted under the Stock Incentive Plan are intended to qualify as such under section 422 of the Code. No incentive stock option granted under the Stock Incentive Plan may be exercisable more than ten years from the date of grant.

The option price per share for nonqualified stock options and incentive stock options must at least equal the fair market value of the Common Stock on the date the option is granted.

Each option shall be evidenced by a written stock option agreement, in such form as the Committee may from time to time determine, executed by the Company and the grantee, stating the number of shares of Common Stock subject to the option.

Whenever the Company proposes or is required to issue or transfer shares of Common Stock under the Stock Incentive Plan, the Company, if required to withhold taxes upon issuance or transfer of shares, will have the right to require the optionee to remit to the Company an amount sufficient to satisfy any Federal, state and/or local withholding tax requirements prior to the delivery of any certificate or certificates for such shares. Alternatively, the Company may issue or transfer such shares of Common Stock net of the number of shares sufficient to satisfy the withholding tax requirements.

The Committee may at any time and from time to time terminate or modify or amend the Stock Incentive Plan in any respect, except that without stockholder approval the Committee may not (i) increase the maximum number of shares of Common Stock which may be issued under the Stock Incentive Plan, (ii) extend the period during which any award may be granted or exercised, (iii) extend the term of the Stock Incentive Plan, or (iv) change the associates/employees or group of associates/employees eligible to receive incentive stock options.

Contingent upon stockholder approval of the Stock Incentive Plan, on April 13, 1999 the Committee initially granted options
to acquire 210,000 shares of  Common  Stock   to   various
participants, including options to acquire 10,000 shares of Common Stock to an executive officer of the Company. At the time of the grant, the option price per share of Common Stock was $4, based upon the fair market value of a share of Common Stock on such date as determined by the closing bid price. As of the date of this Proxy Statement, none of the participants in the Stock Incentive Plan has exercised their options.

FEDERAL INCOME TAX CONSEQUENCES

The following is a brief description of the Federal income tax consequences to the participants and the Company of the issuance and exercise of stock options under the Stock Incentive Plan. All ordinary income recognized by a participant with respect to awards under the Stock Incentive Plan shall be subject to both wage withholding and employment taxes. The deduction allowed to the Company for the ordinary income recognized by a participant with respect to an award under the Stock Incentive Plan will be limited to amounts that constitute reasonable, ordinary and necessary business expenses of the Company.

Incentive Stock Options. In general, no income will result for Federal income tax purposes upon either the granting or the exercise of any incentive option issued under the Stock Incentive Plan. If certain holding period requirements (at least two years from the date of grant of the option and at least one year from the date of exercise of the option) are satisfied prior to a disposition of stock acquired upon exercise of an incentive option, the excess of the sales price upon disposition over the option exercise price generally will be recognized by the participant as a capital gain, and the Company will not be allowed a business expense deduction.

If the holding period requirements with respect to incentive options are not met, the participant generally will recognize, at the time of the disposition of the stock, ordinary income in an amount equal to the difference between the option price of such stock and the lower of the fair market value of the stock on the date of exercise and the amount realized on the sale or exchange. The difference between the option price of such stock and the fair market value of the stock on the date of exercise is a tax preference item for purposes of calculating the alternative minimum tax on an participant's federal income tax return. If the amount realized on the sale or exchange exceeds the fair market value of the stock on the date of exercise, then such excess generally will be recognized as a capital gain. In the case of a disposition prior to satisfaction of the holding period requirements which results in the recognition of ordinary income by the participant, the Company generally will be entitled to a deduction in the amount of such ordinary income in the year of the disposition.

If an participant delivers shares of the Company's Common Stock in payment of the option price, the participant generally will be treated as having made a like-kind exchange of such shares for an equal number of the shares so purchased, and no gain or loss will be recognized with respect to the shares surrendered to the Company in payment of said option price. In such a case, the participant will have a tax basis in a number of shares received pursuant to the exercise of the option equal to the number of shares of Common Stock used to exercise the option and equal to such participant's tax basis in the shares of Common Stock submitted in payment of the option price. The remaining shares of Common Stock acquired pursuant to the exercise of the option will have a tax basis equal to the gain, if any, recognized on the exercise of the option and any other consideration paid for such shares on the exercise of the option.

Notwithstanding the foregoing, if a participant delivers any stock that was previously acquired through the exercise of an incentive stock option in payment of all or a portion of the option price of an option, and the holding period requirements described above have not been satisfied with respect to the shares of stock so delivered, the use of such stock to pay a portion of the option price will be treated as a disqualifying disposition of such shares, and the participant generally will recognize income.

Nonqualified Stock Options. The grant of nonqualified stock options under the Stock Incentive Plan will not result in any income being taxed to the participant at the time of the grant or in any tax deduction for the Company at such time. At the time a nonqualified stock option is exercised, the participant will be treated as having received ordinary income equal to the excess of the fair market value of the shares of Common Stock acquired as of the date of exercise over the price paid for such stock. At that time, the Company will be allowed a deduction for Federal income tax purposes equal to the amount of ordinary income attributable to the participant upon exercise. The participant's holding period for the shares of Common Stock acquired will commence on the date of exercise, and the tax basis of the shares will be the greater of their fair market value at the time of exercise or the exercise price.

The affirmative vote of a majority of the votes of holders of the Common Stock present in person or by proxy at the Annual Meeting is required for adoption of Proposal 2.

The Board of Directors recommends that stockholders vote FOR approval of Proposal 2.


                         PROPOSAL 3

      RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

      The Board of Directors has selected KPMG LLP as the Company's independent auditors for the fiscal year ended September 30, 2000 and has further directed that management submit the selection of independent auditors for ratification by the stockholders at the Annual Meeting. The Company utilized the services of KPMG LLP to audit the Company's books and records beginning in 1999. Representatives of KPMG LLP will be present at the Annual Meeting to respond to questions and to make a statement if they desire to do so.

The Board of Directors recommends that stockholders vote FOR approval of Proposal 3


                    SECURITY OWNERSHIP OF
          CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of January 19, 2000 by: (1) each director or nominee for director; (2) each of the executive officers named in the summary compensation table; (3) all executive officers and directors of the Company as a group; and (4) all those known by the Company to be beneficial owners of more than five percent of its Common Stock. In general, "beneficial ownership" includes those shares a director or executive officer has the power to vote, or the power to transfer, and stock options that are exercisable currently or become exercisable within 60 days.

                                   Beneficial Ownership (1)

Beneficial Owner                    Number of    Percent of
                                    Shares       Total
Robbie M. Efird (2)                 2,720,991    34.9
E.W. "Sonny" Miller, Jr.(3)         1,475,533    18.9
David F. Christian                    894,622    11.5
James W. Moseley                      594,622     7.6
Carlton Joseph Mertens                  3,750       -
Michael T. Spohn                            -       -
Christopher N. Baker                        -       -
Joseph M. Brower                            -       -
Olin H. Broadway, Jr                        -       -

All Executive Officers and
Directors as a Group (9 persons)    5,689,518    72.9

(1) This table is based upon information supplied by the Company's stock transfer agent. Unless otherwise noted and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 7,803,154 shares outstanding as of January 19, 2000, adjusted as required by rules promulgated by the Securities and Exchange Commission (SEC).

(2) Includes 12,500 shares of common stock of the Company beneficially held by Mr. Efird on behalf of his minor son.

(3) Includes 1,562 shares of common stock of the Company held by Mr. Miller's wife.

Compliance with the Reporting Requirements of Section 16(a)

      Section 16(a) of the Securities and Exchange Act of 1934 (the "1934 Act") requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Specific dates for such reporting have been established and the Company is required to report in this Proxy Statement any failure to file by the established dates during the last fiscal year. In the last fiscal year, to the Company's knowledge, all of these filing requirements were satisfied by the Company's directors, officers and greater than ten percent stockholders. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no Form 5 were required for those persons, the Company believes all filing requirements applicable to its officers, directors, and greater than ten percent beneficial owners were complied with during the period from October 1, 1998 through September 30, 1999.

Compensation of Directors

      The current outside directors of the Company receive 5,000 shares of the Company's common stock annually as remuneration for their services as members of the Board of Directors and for their service on various committees of the Board. Directors who are employees of the Company are not separately compensated for their services as members of the Board of Directors.

Compensation of Executive Officers

      The following table shows for the fiscal years ended 1997, 1998 and 1999, compensation awarded or paid to, or earned by, the Company's Chief Executive Officer and all other executive officers whose total annual compensation exceeds $100,000 at September 30, 1999 (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE
                                                                   Long Term
                     Annual Compensation                           Compensation

                                                  Other            Securities
Name and Principal   Year  Salary     Bonus(3)    Annual           Underlying
Position(1)                                       Compensation(2)  Options(#)

Robbie M. Efird      1999  $167,456         -     $ 6,970               -
Chairman of the      1998  $150,000   $ 5,718     $ 3,220               -
Board                1997  $152,500         -     $ 2,493               -
and Chief
Executive Officer

Christopher N.       1999  $138,505         -     $60,996          500,000
Baker
President and
Chief Operating
Officer


(1) The salary figures presented represent the salary compensation of the named executives for the period
     October 1, 1998 through September 30, 1999 since the
     Company changed its fiscal year end.

(2) Represents the value of estimated personal use of Company owned vehicles, relocation expenses and the value of disability insurance premiums paid by the Company under a salary continuation program.

(3) Incentive bonuses are paid as described in the section titled Employment Contracts below.

Stock Option Plans

The following tables set forth certain information with respect to the stock options granted to the named executive officers during fiscal 1999 and the aggregate number of and value of options exercisable and unexercisable held by the named executive officers during fiscal 1999.


Option Grants in Last Fiscal Year

                                Individual Grants

                        Number of    % of Total
                        Securities   Options
                        Underlying   Granted to
                        Options      Employees in   Exercise   Expiration
                        Granted      Fiscal Year    Price      Date


Christopher N. Baker    500,000      63.45%         $1.00      April 15, 2009
President and Chief
Operating Officer

Aggregated Option Exercises in Last Fiscal Year and FY-End Option Values
                           Number of                   Value of
                           Securities                  Unexercised
                           Underlying                  In-the-Money
                           Unexercised                 Options at
Name and Principal         Options at Fiscal           Fiscal Year
Position                   Year End (#)                End($)

                         Exercisable/Unexercisable     Exercisable/Unexercisable
                         Unexercisable                 Unexercisable
Christopher N. Baker     - / 500,000                   - / $2,687,500
President and Chief
Operating Officer

Employment Contracts

Robbie M. Efird. In June 1999, the Company entered into an employment agreement with Robbie M. Efird, its Chief Executive Officer, which entitled Mr. Efird to a minimum annual salary of $200,000, the right to participate in the Company's Stock Incentive Plan and incentive bonuses at the discretion of the Company's Board of Directors. Mr. Efird's employment agreement has a three-year initial term, but automatically continues for successive one-year periods unless terminated by either party upon written notice in accordance with the terms of the agreement. In addition, Mr. Efird receives additional benefits from the Company including a company automobile, reimbursement for country club dues, a term life insurance policy and such other employment benefits as may be generally available to executive employees of the Company. Under the agreement, if the Company terminates Mr. Efird's employment other than for cause, Mr. Efird shall receive the greater of his base salary until the expiration of the term then in effect or one year's base salary as a severance payment. Mr. Efird's employment agreement also contains noncompetition and confidentiality provisions. The noncompetition provision prohibits Mr. Efird from directly or indirectly competing with the Company so long as he is an employee of the Company and for a period of one year thereafter.

Christopher N. Baker. In April 1999, the Company entered into an employment agreement with Christopher N. Baker, its President and Chief Operating Officer, which entitled Mr. Baker to a minimum annual salary of $200,000 and incentive
bonuses  at  the  discretion  of  the  Company's  Board   of
Directors. Mr. Baker's employment agreement has a three-year initial term, but automatically continues for successive one-year periods unless terminated by either party upon written
notice  in  accordance with the terms of the agreement.   In
addition, Mr. Baker receives additional benefits from the Company including a company automobile, reimbursement for country club dues, relocation expenses and such other employment benefits as may be generally available to senior executives of the Company. Under the agreement, if the Company terminates Mr. Baker's employment other than for cause, Mr. Baker shall receive the greater of his base salary until the expiration of the term then in effect or one year's base salary as a severance payment. Mr. Baker's
employment   agreement  also  contains  noncompetition   and
confidentiality provisions. The noncompetition provision prohibits Mr. Baker from directly or indirectly competing with the Company so long as he is an employee of the Company and for a period of one year thereafter.

In connection with the execution of the agreement, the Company granted to Mr. Baker options to purchase 500,000 shares of Common Stock of the Company at an exercise price of $1.00 per share pursuant to the terms of a Stock Option Agreement between the Company and Mr. Baker. Under the Stock Option Agreement, Mr. Baker can exercise the option for up to 25% of the total number of optioned shares on or after April 15, 2000, up to an additional 25% of the total number of optioned shares on or after April 15, 2001, up to an additional 25% of the total number of optioned shares on or after April 15, 2002, and up to an additional 25% of the total number of optioned shares on or after April 15, 2003.



                     CERTAIN TRANSACTIONS

On April 18, 1997, Robbie M. Efird, Chairman of the Board and CEO of the Company borrowed $60,278 for purposes of paying taxes on undistributed income while the Company was a SubChapter S corporation. Mr. Efird signed a note to the Company for the funds borrowed which bears interest at a rate of 5% per annum and is secured by common stock in the Company individually owned by Mr. Efird.

                        OTHER MATTERS

      The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

                               By Order of the Board of Directors

                               /s/ Michael T. Spohn

                               Michael T. Spohn
                               Secretary



EXHIBIT A


        Network Systems International, Inc. and Subsidiaries

                   Long-Term Stock Incentive Plan

ARTICLE I GENERAL
  1.01. Purpose.
  The purposes of this Long-Term Stock Incentive Plan (the "Plan") are to: (1) closely associate the interests of the key associates (management and certain other employees) of Network Systems International, Inc., a Nevada corporation, and its adopting Subsidiaries (the "Company") with the stockholders by reinforcing the relationship between participants' rewards and stockholder gains; (2) provide key associates with an equity ownership in the Company commensurate with Company performance, as reflected in increased stockholder value; (3) maintain competitive compensation levels; and (4) provide an incentive to key associates for continuous employment with the Company.
  1.02. Administration.
  (a) The Plan shall be administered by a Committee (the "Committee"), appointed by the Board of Directors of Network Systems International, Inc. (the "Board"), which shall consist of at least three members, all of whom shall be members of the Board.
  (b) The Committee shall have the authority, in its sole discretion and from time to time to:
  (i) designate the key associates or classes of key associates eligible to participate in the Plan;
  (ii) grant awards provided in the Plan in such form and amount as the Committee shall determine;
  (iii) impose such limitations, restrictions and conditions upon any such award as the Committee shall deem appropriate; and
  (iv) interpret the Plan, adopt, amend and rescind rules and regulations relating to the Plan, and make all other determinations and take all other action necessary or advisable for the implementation and administration of the Plan.
  (c) Decisions and determinations of the Committee on all matters relating to the Plan shall be in its sole discretion and shall be conclusive so long as such decisions shall conform to applicable federal and state law. No member of the Committee shall be liable for any action taken or decision made in good faith relating to the Plan or any award thereunder.
  1.03. Eligibility for Participation.
  Participants in the Plan shall be selected by the Committee from the executive officers, management, and other employees (collectively "associates") of the Company who have the capability of making a substantial contribution to the success of the Company. In making this selection and in determining the form and amount of awards, the Committee shall consider any factors deemed relevant, including the individual's functions, responsibilities, value of services to the Company and past and potential contributions to the Company's profitability and sound growth. The Committee's determinations need not be uniform and may be made by the Committee selectively among the persons who receive, or are eligible to receive, Options under the Plan, whether or not such persons are similarly situated.
  1.04. Types of Awards Under Plan.
  Awards under the Plan may be in the form of any one or more of the following:
  (i) Stock Options, as described in Article II; and
  (ii) Incentive Stock Options, as described in Article
  III.
  1.05. Aggregate Limitation on Awards.
  (a) Shares of stock which may be issued under the Plan shall be authorized Common Stock of Network Systems International, Inc. a Nevada corporation, par value $.001 per share ("Common Stock"). The maximum number of shares of Common Stock which may be issued under the Plan shall be five hundred thousand.
  (b) For purposes of calculating the maximum number of shares of Common Stock which may be issued under the Plan:
  (i) all the shares issued (including the shares, if any, withheld for tax withholding requirements) shall be counted when cash is used as full payment for shares issued upon exercise of a Stock Option or Incentive Stock Option; and only the net shares issued (including the shares, if any, withheld for tax withholding requirements) shall be counted when shares of Common
  Stock are used as full or partial payment for shares issued upon exercise of a Stock Option or Incentive Stock Option.
  (c) Shares tendered by a participant as payment for shares issued upon exercise of a Stock Option or Incentive Stock Option shall be available for issuance under the Plan. Any shares of Common Stock subject to a Stock Option or Incentive Stock Option which for any reason is terminated unexercised or expires shall again be available for issuance under the Plan.
  1.06. Effective Date and Term of Plan.
  The Plan shall become effective on the date approved by the Board and shall remain in effect for a period of ten years from such date.

                  ARTICLE II STOCK OPTIONS

  2.01. Award of Stock Options.
  The Committee may from time to time, and subject to the provisions of the Plan and such other terms and conditions as the Committee may grant to any person eligible to participate in the Plan one or more options to purchase for cash or shares the number of shares of Common Stock ("Stock Options") allotted by the Committee. The date a Stock Option is granted shall mean the date selected by the Committee as of which the Committee allots a specific number of shares to a participant pursuant to the Plan.
  2.02. Stock Option Agreements.
  The grant of a Stock Option shall be evidenced by a written Stock Option Agreement ("Stock Option Agreement"), executed by the Company and the holder of a Stock Option (the "Optionee"), stating the number of shares of Common Stock subject to the Stock Option evidenced thereby, and in such form as the Committee may from time to time determine.
  2.03. Stock Option Price.
  The option price per share of Common Stock deliverable upon the exercise of a Stock Option shall be, at least, 100% of the fair market value of a share of Common Stock on the date the Stock Option is granted.
  2.04. Term and Exercise.
  Each Stock Option shall be fully exercisable as set forth in the Stock Option Agreement, but in any event not sooner than one year from the date of its grant, and unless a shorter period is provided by the Committee or by another Section of this Plan, may be exercised during a period of ten years from the date of grant thereof (the "option term"). No Stock Option shall be exercisable after the expiration of its option term.
  2.05. Manner of Payment.
  Each Stock Option Agreement shall set forth the procedure governing the exercise of the Stock Option granted thereunder, and shall provide that, upon such exercise in respect of any shares of Common Stock subject thereto, the Optionee shall pay to the Company, in full, the option price for such shares with cash or with previously owned Common Stock at the discretion of the Company.
  2.06. Death of Optionee.
  (a) Upon the death of the Optionee, any rights to the extent exercisable on the date of death may be exercised by the Optionee's estate, or by a person who acquires the right to exercise such Stock Option by bequest or inheritance or by reason of the death of the Optionee, provided that such exercise occurs within both the remaining effective term of the Stock Option and twelve months after the Optionee's death.
  (b) The provisions of this Section shall apply notwithstanding the fact that the Optionee's employment may have terminated prior to death, but only to the extent of any rights exercisable on the date of death.
  2.07 Retirement or Disability.
  Upon termination of the Optionee's employment by reason of retirement or permanent disability (as each is determined by the Committee), the Optionee may, within 12 months from the date of termination, exercise any Stock Options to the extent such options are exercisable during such 12-month period.
  2.08. Termination for Other Reasons.
  Except as provided in Sections 2.06 and 2.07, or except as otherwise determined by the Committee, all Stock Options shall terminate sixty (60) days after the termination of the Optionee's employment for any other reason.

             ARTICLE III INCENTIVE STOCK OPTIONS

  3.01. Award of Incentive Stock Options.
  The Committee may, from time to time and subject to the provisions of the Plan and such other terms and conditions as the Committee may prescribe, grant to any employee of the Company who is eligible to participate in the Plan one or more "incentive stock options" (intended to qualify as such under the provisions of section 422 of the Internal Revenue Code of 1986, as amended ("Incentive Stock Options") to purchase for cash or shares the number of shares of Common Stock allotted by the Committee. The date an Incentive Stock Option is granted shall mean the date selected by the Committee as of which the Committee allots a specific number of shares to a participant pursuant to the Plan. Notwithstanding the foregoing, Incentive Stock Options shall not be granted to any owner of 10% or more of the total combined voting power of the Company and its subsidiaries.
  3.02. Incentive Stock Option Agreements.
  The grant of an Incentive Stock Option shall be evidenced by a written Incentive Stock Option Agreement, executed by the Company and the grantee of an Incentive Stock Option (the "Optionee"), stating the number of shares of Common Stock subject to the Incentive Stock Option evidenced thereby, and in such form as the Committee may from time to time determine.
  3.03. Incentive Stock Option Price.
  The option price per share of Common Stock deliverable upon the exercise of an Incentive Stock Option shall be at least 100% of the fair market value of a share of Common Stock on the date the Incentive Stock Option is granted.
  3.04. Term and Exercise.
  Each Incentive Stock Option shall be fully exercisable as set forth in the Long Term Incentive Stock Option Agreement, but in any event not sooner than one year from the date of grant and in compliance with current IRS guidelines.
Options may be exercised during a period of ten years from the date of grant (the "option term"). No Incentive Stock Option shall be exercisable after the expiration of its option term.
  3.05. Maximum Amount of Incentive Stock Option Grant.
  No Optionee may be granted an Incentive Stock Option in any calendar year if the aggregate fair market value (determined as of the date the Option is granted) of the Common Stock with respect to which Incentive Stock Options are exercisable for the first time by such Optionee during any calendar year, under this and all other incentive stock option plans (as defined in Section 422 of the Internal Revenue Code) of the Company, would exceed One Hundred Thousand Dollars ($100,000).
  3.06. Death of Optionee.
  (a) Upon the death of the Optionee, any Incentive Stock Option exercisable on the date of death may be exercised by the Optionee's estate or by a person who acquires the right to exercise such Incentive Stock Option by bequest or inheritance or by reason of the death of the Optionee, provided that such exercise occurs within both the remaining option term of the Incentive Stock Option and one year after the Optionee's death.
  (b) The provisions of this Section shall apply notwithstanding the fact that the Optionee's employment may have terminated prior to death, but only to the extent of any Incentive Stock Options exercisable on the date of death.
  3.07. Retirement or Disability.
  Upon the termination of the Optionee's employment by reason of permanent disability or retirement at age 65 (or at such other times as each shall be determined by the Committee), the Optionee may exercise Incentive Stock Options to the extent such Incentive Stock Options were exercisable at the date of such termination of employment. In addition, these options can only be exercised up to the end of the time periods set forth in Section 422 of the Internal Revenue Code of 1986, which states that exercise of an Incentive Stock Option will not be available to an Optionee who exercises any Incentive Stock Options more than
(i) 12 months after the date of termination of employment due to permanent disability or (ii) three months after the date of termination of employment due to retirement.
  3.08. Termination for Other Reasons.
  Except as provided in Sections 3.06 and 3.07 or except as otherwise determined by the Committee, all Incentive Stock Options shall terminate sixty (60) days after the termination of the Optionee's employment with the Company.
  3.09. Applicability of Stock Options Section.
  Section 2.05, Manner of Payment applicable to Stock Options, shall apply equally to Incentive Stock Options. Said Section is incorporated by reference in this Article III as though fully set forth herein.

ARTICLE IV MISCELLANEOUS
  4.01. General Restriction.
  Each award under the Plan shall be subject to the requirement that, if at any time the Committee shall determine that (i) the listing, registration or qualification of the shares of Common Stock subject or related thereto upon any securities exchange or under any state or Federal law, or (ii) the consent or approval of any government regulatory body, or (iii) an agreement by the Optionee of an award with respect to the disposition of shares of Common Stock, is necessary or desirable as a condition of, or in connection with, the granting of such award or the issue or purchase of shares of Common Stock thereunder, such award may not be consummated in whole or in part unless such listing, registration, qualification, consent, approval or agreement shall have been effected or obtained free of any conditions not acceptable to the Committee.
  4.02. Non-Assignability.
  No award under the Plan shall be assignable or transferable by the recipient thereof, except by will or by the laws of descent and distribution, nor shall any award under the Plan be subject to attachment, execution or other similar process. During the life of the recipient, such award shall be exercisable only by such person or by such person's guardian or legal representative.
  4.03. Withholding Taxes.
  Whenever the Company proposes or is required to issue or transfer shares of Common Stock under the Plan, the Company, if required to withhold taxes upon issuance or transfer of shares, will have the right to require the Optionee to remit to the Company an amount sufficient to satisfy any Federal, state and/or local withholding tax requirements prior to the delivery of any certificate or certificates for such shares. Alternatively, the Company may issue or transfer such shares of Common Stock net of the number of shares sufficient to satisfy the withholding tax requirements. For withholding tax purposes, the shares of Common Stock shall be valued on the date the withholding obligation is incurred.
  4.04. Right to Terminate Employment.
  Nothing in the Plan or in any agreement entered into pursuant to the Plan shall confer upon any Optionee or stockholder any right to continue in the employment of the Company or affect any right which the Company may have to terminate the employment of any Optionee or stockholder.
  4.05. Rights as a Stockholder.
  An Optionee shall have no rights as a stockholder with respect to shares of Common Stock subject to an option granted to the Optionee unless and until certificates for shares of Common Stock are issued to the Optionee pursuant to such option.
  4.06. Definitions.
  In this Plan the following definitions shall apply:
  (a) "Subsidiary" means any corporation of which, at the time more than 50% of the shares entitled to vote generally in an election of directors are owned directly or indirectly by Network Systems International, Inc., a Nevada corporation, or any Subsidiary thereof.
  (b) "Fair market value" as of any date and in respect of any share of Common Stock means the closing bid price on such date or on the next business day, if such date is not a business day, of a share of Common Stock reflected in the consolidated trading tables of The Wall Street Journal
(presently the NASDAQ) or any other publication selected by the Committee, provided that, if shares of Common Stock shall not have been traded on the NASDAQ market for more than 10 days immediately preceding such date or if deemed appropriate by the Committee for any other reason, the fair market value of shares of Common Stock shall be as determined by the Committee in such other manner as it may deem appropriate.
  (d) "Option" means Stock Option or Incentive Stock
Option.
  (e) "Option price" means the purchase price per share of Common Stock deliverable upon the exercise of a Stock Option or Incentive Stock Option.
  4.07 Leaves of Absence.
  The Committee shall be entitled to make such rules, regulations and determinations, consistent with any applicable laws, as it deems appropriate under the Plan in respect of any leave of absence taken by the recipient of any award. Without limiting the generality of the foregoing, the Committee shall be entitled to determine (i) whether or not any such leave of absence shall constitute a termination of employment within the meaning of the Plan and (ii) the impact, if any, of any such leave of absence on awards under the Plan theretofore made to any recipient who takes such leave of absence.
  4.08. Newly Eligible Employees.
  The Committee shall be entitled to make such determinations and awards as it deems appropriate in respect of any employee who becomes eligible to participate in the Plan or any portion thereof after the commencement of an award or incentive period.
  4.09. Adjustments of and Changes in Stock of Network.
  In any event of any change in the outstanding Common
Stock by reason of a stock dividend or distribution, recapitalization, merger, consolidation, split-up, combination, exchange of shares or the like, the Committee may appropriately adjust the number of shares of Common
Stock which may be issued under the Plan, the number of shares of Common Stock subject to Options theretofore granted under the Plan, the option price of Options theretofore granted under the Plan, and any and all other matters deemed appropriate by the Committee. In the event of a "Change in Control" of the Company any Option previously granted under the Plan to an Optionee shall be immediately exercisable in full on such date, without regard to any times of exercise established under Section 2.04 or
3.04 hereof and any Sections outlined in the Stock Option
Agreement or Long Term Incentive Stock Option Agreement, as the case may be. The term "Change in Control" shall mean the occurrence, at any time during the specified term of an Option granted under the Plan, of any of the following events:
     (a) The Company is merged or consolidated or reorganized into or with or shares of stock of the Company are exchanged for stock or securities of, another corporation or other legal person and as a result of such, merger, consolidation, reorganization or exchange less than 51% of the outstanding voting securities or other capital interests of the surviving, resulting or acquiring corporation or other legal person are owned in the aggregate by the stockholders of the Company immediately prior to such merger, consolidation, reorganization or exchange;
     (b) The Company sells all or substantially all of its business and/or assets to any other corporation or other legal person, less than 51% of the outstanding voting securities or other capital interests of which are owned in the aggregate by the stockholders of the Company, directly or indirectly, immediately prior to or after such sale;
     (c) There is a report filed on Schedule 13D or Schedule 14D-1 (or any successor schedule, form or report), as promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), disclosing that any person or group (as the terms "person" and "group" are used in Section 13(d)(3) or Section 14(d)(2) of the Exchange Act and the rules and regulations promulgated thereunder) has become the beneficial owner (as the term "beneficial owner" is defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act) of 20% or more of the issued and outstanding shares of voting securities of the Company; or
  (d) During any period of two consecutive years, individuals who at the beginning of any such period constitute the directors of the Company cease for any reason to constitute at least a majority thereof unless the election, or nomination for election by the Company's stockholders of each new director of the Company was approved by a vote of at least two-thirds of such directors of the Company then still in office who were directors of the Company at the beginning of any such period.
     4.10. Amendment of the Plan.
     (a) The Committee may, without further action by the stockholders of the Company and without receiving further consideration from the participants or paying further consideration to participants, amend this Plan or condition or modify awards under this Plan in response to changes in securities or other laws or rules, regulations or regulatory interpretations thereof applicable to this Plan or to comply with stock exchange rules or requirements.
     (b) The Committee may at any time and from time to time terminate or modify or amend the Plan in any respect, except that without stockholder approval the Committee may not (i) increase the maximum number of shares of Common Stock which may be issued under the Plan (other than increases pursuant to Section 4.09), (ii) extend the period during which any award may be granted or exercised, (iii) extend the term of the Plan, or (iv) change the associates/employees or group of associates/employees eligible to receive Incentive Stock Options. The termination or any modification or amendment of the Plan, except as provided in subsection (a), shall not, without the consent of a participant, affect his or her rights under an award previously granted to him or her.
  4.11. Effective Date of the Plan.
Effectiveness of the Plan is subject to approval by the stockholders of the Company within twelve (12) months from the date the Plan is adopted by the Board. Notwithstanding any other provision hereof, options may be granted under the Plan prior to obtaining stockholder approval, however no Option granted hereunder may be exercised prior to approval of the Plan by the stockholders of the Company and, in the event the stockholders do not approve the Plan within one year from the adoption of the Plan by the Board, all Options granted hereunder shall be void ab initio.